M2 Law
Professional Corporation

November 13, 2006

As Filed On Edgar

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 4561

Attn: Gregory Dundas

Re:      Format, Inc., a Nevada corporation
Registration Statement on Form 10-SB
Filed November 13, 2006
File No. 0-52213

Dear Mr. Dundas:

On behalf of Format, Inc., a Nevada corporation (“Company”), please find enclosed two (2) copies of the Company’s Registration Statement on Form 10-SB (“Form 10-SB”), which was filed with the Securities and Exchange Commission on November 13, 2006. To facilitate your review, the copies are marked to show changes from the Company’s previous Amendment No. 1 to its Registration Statement on Form 10-SB, which was withdrawn by the Company prior to its effectiveness. The exhibits have not been attached to the enclosed marked copies.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in your comment letter dated October 26, 2006, and to key those responses to the revisions and additions specified in Form 10-SB.

The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Risk Factors, page 6

1.	The Company has revised its disclosure to quantify the number of customers upon which the Company relies for the majority of its revenues.

Securities and Exchange Commission
Mr. Gregory Dundas

Liquidity and Capital Resources, page 13

2.
The Company has revised its disclosure to specify how providing funding to related companies has impacted the Company’s liquidity and capital resources during the period presented. The Company also revised its disclosure to describe the impact on the timing and amount of cash received by obtaining marketable securities contributed by the Company’s president as opposed to collecting on the related accounts receivable.

Our Plan of Operations for the Next Twelve Months, page 13

3.	The Company has revised its disclosure to disclose whether the Company’s intends to attempt collection on the Company’s related loan receivable to help improve the Company’s liquidity position.

Recent sales of Unregistered Securities, page 19

4.
The Company has supplementally provided a reconciliation of the Company’s paid in capital account including the date of changes to that account from the date of first capitalization. See attached schedule.

Financial Statements for the years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm, page F-17

5.
The Company’s independent registered public accounting firm, Michael Pollack CPA, has included in their opinion an explanatory paragraph regarding the correction of the error in 2004 that led to the reclassification in the statement of cash flows. This reclassification of the correction of the error in the cash flows has been removed from the 2004 opinion from the predecessor auditor in an explanatory paragraph.

Statement of Cash Flows, page F-20

6
The Company has included a footnote disclosure detailing the reclassification of the statement of cash flows and the correction of the error leading to this reclassification. There was no earnings impact with this reclassification.

Note 2 - Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-24

7.
The Company is referring to SEC Form S-8, and has clarified that in Note 2 to both the audited financial statements and interim financial statements. Additionally, the President of the Company was a consultant for each company as he performed the EDGARization services for each of the companies for which shares were issued.

Securities and Exchange Commission
Mr. Gregory Dundas

8.
Aside from providing the Company’s typical EDGARization services for each of the companies, the Company and its President have no relationship with the companies for which shares were issued as payment against outstanding receivables. The Company clarified the relationship between its President and the companies in Note 2 of the financial statements.

9.	The following represents the information on the shares issued:

•	Gross amount of receivables outstanding at time of share issuance $5,564 (CA Lit), $6,075 (IVI) and $11,030 (Cobalis)
•	Amount of any allowance of doubtful accounts related to the receivables $0
•	The dates the shares were issued - 3-1-06 (CA Lit), and 5-15-06 (IVI and Cobalis)
•	The number of shares issued to the President - CA Lit (14,642), IVI (27,000) and Cobalis (7,353)
•	Stock price on date of issuance of shares - $0.38 (CA Lit), $0.225 (IVI) and $1.50 (Cobalis)
•	Date and stock price on which the shares sold in the open market

o	CA Lit - 10,000 shares sold on 3/7/06 at $0.28 per share and 4,642 shares sold on 3/7/06 at $0.30 per share
o	Cobalis - 2,353 shares sold on 9/22/06 at $0.95 per share and 5,000 shares sold on 10/3/06 at $0.95 per share
o	IVI - See chart below

Sale date	# of shares sold	Sale price per share
2/21/06	5,000	$0.23
2/22/06	5,000	0.25
2/23/06	4,000	0.235
2/24/06	500	0.235
2/27/06	5,000	0.20
3/3/06	7,500	0.17

10.
The actual journal entries recorded by the Company for the receipt of the shares issued to the Company’s President for the outstanding receivable, and subsequent advance by the President back to the Company is as follows:

Dr. Shareholder Advance	0
Dr. Wage Expense	22,669
Cr. Accounts Receivable		22,669

Entry to record issuance of shares to President from customer. Wages are recorded when the shareholder advance account is fully absorbed.

Dr. Cash/Marketable Securities	22,669
Cr. Shareholder Advance		22,669

Entry to record cash infusion by President for working capital purposes

Cr. Marketable Securities		14,948
Dr. Unrealized Losses	3,309
Dr Cash	9,808
Dr. Realized Losses	1,831

Entry to record gain or loss on sale of securities

11.
The substance of the transaction was that the issuance of the shares to the Company’s president was due to the regulations under Form S-8, that the Company could not directly receive payment in the form of shares. The Company’s receivable was the only reason the transaction was done. Without a valid receivable, no shares would have been issued. The receivable should not be written off as it was paid to the Company’s president on behalf of the Company. In effect, the second entry provided by us in comment 10, shows the security coming back into the Company, just not in the form of a contribution of equity, but as a liability, because the Company’s president is due the advances that he put into the Company prior to the stock issuance back.

Securities and Exchange Commission
Mr. Gregory Dundas

The amount recognized in the statement of operations is merely just the recognition of the difference between the value of the liability outstanding to the President and the value of the stock the President received. This is not a write off of the receivable and is not a reflection of the change in value of the stock.

12.
As noted in earlier responses, the Company believes they received full value for the outstanding receivables through the shares issued to the Company’s president and given to the Company. The number of shares was determined based on the fair value of the receivable at the time of the issuance. The charge to wage expense was due to the fact that the value of the shares received by the Company’s president was greater than the liability recognized at the time the Company’s president received the shares. It had nothing to do with the value of the receivable. Therefore, no loss is to be recognized. The Company believes no revision is required to the disclosures.

13.	The Company has amended their disclosure to reconcile these amounts correctly reflecting the bad debt expense as well as recoveries of bad debt.

Note 4 - Loans Receivable, page F-30

14.	The Company has revised its disclosure to reflect the relationship of the related parties in accordance with SFAS 57, paragraph 2.

Securities and Exchange Commission
Mr. Gregory Dundas

15.
The Company at the time both the loans receivable and loans payable were entered into, had preliminary discussions with local banks. The interest rate of 4% was a few points below prime, however, when you combine interest expense for the loans payable and the interest income earned on the loans receivable, the Company can have 8% or 12% interest as well, without materiality playing a factor. The Company has replaced the 4% for 8% which is above prime for these periods, however, this will not impact the adjustments. It is important to note that the Company’s loans would have been personally guaranteed by the Company’s president, and the principals that borrowed the amounts from the Company, also would have provided guarantees on debt, so using 8% is reasonable. They are still calculated below materiality as noted below.

Combining the loans together in 2005, you would have a net loan receivable of approximately $3,500 resulting in $140 in interest income at 4%, $280 at 8% and $420 at 12%. Materiality for 2005 was $4,800 for planning materiality, $3,600 for tolerable misstatement and $1,200 for individual significant items.

Combining the loans together in 2004, you would have a net loan receivable of approximately $15,500 which is higher due to the loan receivable of $27,000 that was paid by the Company during 2004, resulting in approximately $500 in interest income at 4%, $1,000 at 8% and $1,500 at 12%. Materiality in 2004 was comparable to the amounts in 2005.

Should you have any questions or comments concerning the enclosed materials, please contact me at 949-706-1470.

Sincerely,

M2 Law Professional Corporation

/s/ Michael Muellerleile
Michael Muellerleile